UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Commission File Nos. 024-11431 and 024-11954

Cloudhands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4370 La Jolla Village Drive, Suite 240, San Diego, California 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Cloudhands, Inc.

SEMIANNUAL REPORT ON FORM 1-SA

1

In this report, the term “Cloudhands,” “we,” “us,” “our,” “the Company,” and “our Company” refer to Cloudhands, Inc., and the term Robot Cache refers the former name of our Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. Factors that could cause actual results to differ materially include the risks and uncertainties described in our Annual Report on Form 1-K for the year ended December 31, 2025 and other risks and uncertainties described in this report. Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited condensed financial statements (and accompanying notes) included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Business Overview
●	Current Business Strategy
●	Technology
●	Results of Operations
●	Liquidity and Capital Resources
●	Critical Accounting Policies
●	Off-Balance Sheet Arrangements
●	Plan of Operations
●	Trend and Key Factors Affecting Our Performance

Business Overview

Cloudhands, Inc. (formerly Robot Cache US Inc.) is developing artificial intelligence (AI)-assisted consumer experiences that help individuals honor, celebrate, and emotionally connect with their ancestors and heritage. The Company operates MyFamilyStory.com, an ancestry-focused product that provides guided AI workflows to transform user-supplied genealogical or biographical information into narrative summaries, multimedia tributes, and other emotionally meaningful content.

The Company conducted beta testing of its integrated AI platform and core feature set during the first half of 2026, evaluating consumer engagement and performance across multiple potential use cases. Based on this analysis, the Company determined that applying its foundational AI capabilities to the ancestor and family-history market provides a promising consumer application for its underlying technology and may offer a more focused and cost-effective commercialization strategy than developing a general-purpose AI platform.

The Company expects to continue using the Cloudhands name for corporate and investor-facing purposes, while using MyFamilyStory for its ancestry-focused consumer offering. The Company’s underlying AI technology supports its vertical consumer experiences but is not offered as a standalone platform or general- purpose AI tool. The Company may introduce additional vertical market experiences in the future as part of a multi vertical commercialization strategy.

Current Business Strategy

Cloudhands, Inc.’s business strategy has evolved from developing a general-purpose AI hub and orchestration platform to creating vertical, AI powered consumer experiences that deliver meaningful emotional value. During the first half of 2026, the Company conducted beta testing of its AI capabilities across multiple potential use cases. Based on this experience, management determined that the ancestor and family history market represents a promising initial commercialization path for the Company’s technology because it presents well-defined workflows and an opportunity to create emotionally resonant experiences for a defined consumer audience. To support this strategic shift, the Company adopted the DBA MyFamilyStory and transitioned to delivering a vertically tailored AI experience for ancestry and family history consumers.

During the first half of 2026, the Company tested its integrated AI platform and core features across multiple potential use cases. Based on that testing, management determined to focus the Company’s initial commercialization efforts on the ancestry and family-history market. Management believes that concentrating on a defined consumer market will allow the Company to tailor its technology and workflows to particular user needs and may provide a more focused and cost-effective commercialization strategy. There can be no assurance that this strategy will result in significant user adoption or revenue.

3

Under the DBA MyFamilyStory, the Company is developing a suite of AI-assisted workflows designed to help users honor and celebrate their ancestors, interpret family-history information, and create rich narrative and media experiences that deepen personal connection to heritage. These workflows transform user-provided genealogical or biographical information, whether sourced from major genealogy platforms, personal records, or family archives, into meaningful emotional outputs such as narrative summaries, multimedia tributes, and AI-generated videos.

The Company does not currently collect or maintain a proprietary database of genealogical records and does not intend to compete with established genealogy providers in collecting, storing, indexing, or providing access to genealogical records or biographical data. Instead, MyFamilyStory is designed to complement existing genealogy resources by enabling users to transform information obtained from genealogy platforms, personal archives, or family records into narrative summaries, multimedia tributes, AI-generated videos, and other creative media.

The Company’s strategic focus centers on delivering guided, emotionally meaningful AI experiences, rather than providing a general-purpose AI platform. Management believes that concentrating resources on a clearly defined vertical market may allow the Company to tailor its technology to specific user needs, focus its customer-acquisition efforts, and create differentiated value not easily replicated by broad AI tools.

As of June 30, 2026, the Company conducted a limited market test but had not commenced a full commercial launch. In July 2026, the Company launched a limited version of MyFamilyStory.com featuring its Bring Your Ancestor to Life workflow, offering the product at a fixed price to test consumer reaction. The Company is currently developing additional ancestor-related AI workflow products in preparation for a broader launch of the site later in 2026. The Company’s planned monetization model includes short-term trial periods, subscription access to MyFamilyStory and the sale of top-off credit packs.

Technology

The Company maintains and develops the underlying AI infrastructure that supports its ancestry-focused product offered under the DBA MyFamilyStory. The Company has developed an internal technology stack that provides the foundation for the guided workflows and AI-assisted features used in its consumer applications.

The Company’s technology incorporates several core capabilities:

●	AI Model Integration — The Company integrates multiple third-party AI models to support text, image, video, audio, and multimedia generation. These models are accessed through standard interfaces, and users do not interact with them directly.
●	Workflow Logic — The Company employs internal workflow logic to coordinate multi-step AI operations. This logic is used to support the creation of narrative, interpretive, or multimedia outputs without requiring users to manage prompts or technical configuration.
●	Context Management — The system maintains user-provided information and prior outputs to support continuity across interactions. This capability enables the Company’s applications to reference and reuse relevant user content in a controlled manner.
●	Usage Measurement — The Company uses its proprietary credit system to measure and bill usage across its consumer experiences. Credits allow the Company to manage costs associated with third-party AI model providers while offering predictable usage options to customers.

These capabilities operate behind the scenes and are not marketed as standalone products or general-purpose AI tools. They serve solely as the technological foundation for the Company’s vertical consumer experiences. The Company does not disclose specific workflow designs, proprietary sequencing methods, or planned product features, and may refine its internal technology as market needs evolve.

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Results of Operations

Revenues

Revenue for the six-month period ended June 30, 2026, was $1,275, compared to zero for the corresponding period in 2025. Revenue resulted from a limited market-testing launch of the Company’s platform, and the Company had not commenced a full commercial launch as of June 30, 2026. The cost of goods associated with the revenue was $830, consisting of $771 in AI model costs and $59 in Stripe transaction fees. The Company’s revenues remain minimal as it continues to refine its technology and business model. During the six-month period ended June 30, 2025, the Company was in the development phase and generated no revenue.

Operating Expenses

Total operating expenses for the six-month period ended June 30, 2026, were $879,465, compared to total operating expenses of $1,120,580 for the six-month period ended June 30, 2025, a decrease of 22%. The net operating losses of $879,020 and $1,120,580 for the six-month periods ended June 30, 2026 and 2025, respectively, were mainly due to the expense items discussed below.

For the six-month period ended June 30, 2026, general and administrative expenses were $879,117 compared to $1,070,566 for the same period in 2025. Included in general and administrative costs are payroll, legal and professional services, and, to a lesser extent, rent, utilities, software subscriptions, and travel and entertainment. Payroll expenses were $261,510 for the six-month period ended June 30, 2026, compared to $535,326 for the six-month period ended June 30, 2025. This decrease of $273,816, or 51%, was primarily due to a reduction in headcount and related payroll expenses. Payroll expenses are comprised of wages, payroll taxes, and benefits. Legal and professional services were $169,255 for the six-month period ended June 30, 2026 compared to $133,130 for the six-month period ended June 30, 2025, an increase of $36,125. This increase was primarily attributable to increased audit costs and the use of contractors to offset the reduced employee staff. Rent expense was $70,000 for the six-month period ended June 30, 2026, compared to $125,203 for the same period in 2025, a 44% decrease.

For the six-month period ended June 30, 2026, sales and marketing expenses were $348 primarily related to SEO tools and market research, compared to sales and marketing expenses of $50,014 for the same period in 2025.

Other income (expense), net

Other Income (expense), net of $70,317 and $136,684 for the six-month period ended June 30, 2026 and 2025, respectively, primarily consists of dividend income offset by interest expense and the impact of changes in the value of cryptocurrency. During the six-month period ended June 30, 2026, the Company earned $80,754 in dividend income compared to $157,313 for the same period in 2025. The decrease in dividend income is due to lower cash reserves held in dividend earning accounts in 2026 compared to 2025.

Income taxes

The Company has not incurred income tax expense for the six-month periods ended June 30, 2026 or 2025.

Net loss

For the six-month period ended June 30, 2026, the Company had a net loss of $808,703, compared with a net loss of $983,896 for the six-month period ended June 30, 2025, an 18% decrease. The decrease in net loss is primarily due to the decreased payroll expenses and other operating expenses noted above.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and equivalents of $4,971,080, and a net loss of $808,703 for the six-month period ended June 30, 2026. As of June 30, 2025, the Company had cash and equivalents of $8,121,726, and it reported a net loss of $983,896 for the six-month period ended June 30, 2025. The Company earned $80,754 and $157,313 from its sweep account program for the six-month periods ended June 30, 2026 and 2025, respectively.

Sources of Liquidity

The Company expects that its cash and equivalents balance of $4,971,080 as of June 30, 2026 is sufficient to fund the Company’s operations for a period in excess of 12 months.

5

Net Cash Flow from Operating Activities

Net cash used in operating activities was $923,633 and $644,688 for the six-month periods ended June 30, 2026 and 2025, respectively, primarily due to operating losses and working capital needs.

Net Cash Flow from Investing Activities

Net cash used in investing activities was $385,531 for the six-month period ended June 30, 2026, compared to $806,087 for the six-month period ended June 30, 2025. The Company used $452,597 of cash and equivalents for software development efforts, and $1,265 for purchases of property and equipment during the six months ended June 30, 2026 compared to $788,062 invested in software development and $18,026 for equipment during the six months ended June 30, 2025.

Net Cash from Financing Activities

For the six-month periods ended June 30, 2026 and 2025, no cash was used in financing activities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Capitalized Software Development Costs

The Company capitalizes certain costs incurred in connection with the development of internal-use software for the Company’s platform and technology in accordance with ASC 350-40, Internal-Use Software.

Costs incurred during the preliminary project stage, including initial planning, evaluation, and conceptual design activities, are expensed as incurred. Once the application development stage begins and technological feasibility has been established, qualifying costs are capitalized. These costs include:

●	payroll and payroll-related costs for employees directly involved in development
●	payments to third-party developers
●	certain software tools used in the development process

Costs incurred during the post-implementation stage, including training and maintenance activities, are expensed as incurred.

Capitalized software development costs are recorded as long-term assets and will be amortized on a straight-line basis over the estimated useful life of the software once the Company’s platform is placed into service. Because the Company’s platform is currently in development and not yet commercially launched, the determination of when technological feasibility is established and which costs qualify for capitalization requires management judgment.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation.

Stock option awards granted to employees and service providers are measured at the grant-date fair value of the award and recognized as compensation expense over the vesting period of the award.

6

The fair value of stock options is estimated using an option-pricing model that requires management to make assumptions regarding:

●	expected volatility of the Company’s stock
●	expected term of the option
●	risk-free interest rates
●	expected dividend yield

These assumptions involve significant judgment and may materially affect the amount of stock-based compensation recognized in the Company’s financial statements.

Cryptocurrencies

Cryptocurrencies which include bitcoin (“BTC”) and Casper (“CSPR”) are included in long-term assets in the accompanying balance sheets. Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Under this guidance, in-scope crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in earnings. Crypto assets received by the Company as noncash consideration for validation services were initially recorded at fair value upon receipt. Gains and losses on remeasurement and disposition of crypto assets are included in other income (expense) in the statements of operations. The Company uses the first-in, first-out method to determine the cost basis of crypto assets sold.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability is assessed by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered impaired and the Company records an impairment charge equal to the amount by which the carrying value exceeds the asset’s fair value.

Management’s impairment analysis requires significant judgment regarding future cash flows, expected platform performance, and market conditions.

Revenue Recognition

During the six months ended June 30, 2026, we generated limited revenue from a market-testing launch of its platform. The Company had not commenced a full commercial launch as of June 30, 2026. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company expects to generate revenue primarily from subscription access to the Company’s platform and the sale of digital Credits used to access services on the platform. Subscription revenue will be recognized ratably over the subscription term as customers receive continuous access to the Company’s platform. Credits represent prepaid usage rights and revenue will be recognized as credits are redeemed and the underlying services are provided. Amounts received in advance of providing services are recorded as deferred revenue.

The Company may also recognize revenue related to unused credits (breakage) when such amounts are probable of not being redeemed and can be reasonably estimated, consistent with the guidance in ASC 606.

The Company facilitates access to services provided by third-party artificial intelligence model providers through the Company’s platform. Management evaluates whether the Company acts as a principal or agent in these arrangements.

Based on its current platform structure and customer relationships, the Company has concluded that it controls the services before transfer to the customer and therefore acts as the principal, recognizing revenue on a gross basis. The Company will reassess this conclusion as its platform architecture and commercial arrangements evolve.

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Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●

Enhance MyFamilyStory AI features - Continue development of the Company’s AI capabilities to support the MyFamilyStory.com ancestry experience. This includes building and refining AI workflows, data-processing pipelines, and consumer-facing tools that help users discover, organize, and narrate family-history information. The Cloudhands AI infrastructure will continue to serve as the underlying technology powering these features

●	Execute Multi-Channel Marketing - Develop and implement a targeted marketing strategy for the ancestry and family-history audience, including digital advertising, influencer partnerships, community engagement, and other promotional activities designed to support user acquisition and product launch.

●	Form Strategic Alliances - Pursue business alliances and partnerships that enhance product capabilities and support growth within the ancestry vertical. These may include data providers, genealogy organizations, content partners, and other entities aligned with the Company’s market focus.

The Company believes that concentrating resources on this defined consumer segment provides a strong initial use case for its foundational AI technologies and represents a more cost-effective market strategy due to the focused nature of the customer base.

Trends and Key Factors Affecting Our Performance

The Company’s future performance will depend on a number of trends, events, and uncertainties that may materially affect its financial condition and results of operations. The following factors represent the key developments currently known to management.

Transition to a Vertical AI Strategy Focused on the Ancestry Market. The Company has transitioned from its prior focus on digital video game distribution and from its earlier plan to launch a broad AI hub to a vertically focused AI experience under the DBA MyFamilyStory. This shift affects cost structure, personnel needs, product-development priorities, and the timing of potential revenue generation. The Company expects that expenses related to AI workflow development, data processing, cloud infrastructure, and consumer-facing feature development will continue to represent a significant portion of operating costs as MyFamilyStory.com is refined and expanded.

Dependence on Third-Party AI Model Providers. The Company’s AI capabilities rely on multiple third-party artificial intelligence (“AI”) model providers. Changes in pricing, access terms, rate limits, or technical requirements imposed by these providers may affect the Company’s cost of revenue, feature performance, and user experience. The Company’s ability to offer competitive pricing and reliable service will depend in part on the stability and availability of these third-party services.

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Evolving Regulatory Environment for AI, Data Privacy, and Consumer Information. Federal, state, and international regulatory bodies continue to evaluate new rules related to artificial intelligence, data privacy, algorithmic accountability, and the use of personal or historical data. Because MyFamilyStory involves processing user-provided family-history information, changes in regulatory requirements may increase compliance costs, require modifications to product features, or limit the Company’s ability to offer certain capabilities. The Company monitors these developments and may need to adjust its operations accordingly.

User Adoption and Market Acceptance of MyFamilyStory. The Company’s ability to generate revenue will depend on user adoption of the MyFamilyStory ancestry experience. Market acceptance may be influenced by perceived value, ease of use, pricing, competitive offerings, the quality, accuracy and sensitivity of AI-generated content, and the overall pace of AI adoption in the consumer genealogy and family-history markets. Because MyFamilyStory relies on genealogical and biographical information supplied by users, the availability, completeness and accuracy of that information may affect the functionality and perceived value of the product. The Company has limited operating history in the consumer ancestry and heritage market and, because MyFamilyStory is newly launched and has not generated material revenue, has limited data regarding user behavior, pricing sensitivity and long-term engagement. Future user behavior remains uncertain.

Monetization Strategy for the Ancestry Vertical. The Company is evaluating and refining its monetization strategy for MyFamilyStory, including subscription tiers, usage-based pricing, and other potential revenue models. Each approach presents different implications for revenue predictability, customer acquisition, and gross margin, particularly because the Company’s cost structure is influenced by third-party AI model providers whose pricing may vary over time. As the Company gathers data from early users, pricing strategy and feature packaging may be adjusted.

Competitive Conditions in the Ancestry and Consumer AI Sectors. The ancestry and family-history market includes established genealogy platforms, emerging AI-driven storytelling tools, and consumer applications offered by larger technology companies. Competitors may introduce new features, reduce pricing, or leverage larger user bases and greater financial resources. These competitive dynamics may affect the Company’s ability to attract and retain users.

Infrastructure and Operating Costs. The Company’s cloud hosting, model-integration, and data-processing costs may fluctuate based on usage levels, provider pricing, and the architecture supporting MyFamilyStory. As user activity increases, infrastructure costs may rise, and the Company’s ability to manage these costs efficiently will affect future margins.

Development of Key Performance Indicators for a Vertical AI Consumer Product. Because MyFamilyStory represents a new consumer-focused AI product, the Company is in the process of establishing key performance indicators (“KPIs”) to measure user adoption, engagement, retention, and unit economics. Historical metrics from prior operations are not applicable to the Company’s current business model. KPIs may evolve as the Company gains insight into user behavior and MyFamilyStory’s cost structure.

Additional risks and uncertainties that could affect the Company’s performance are discussed in the Risk Factors included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025.

Item 2. Other Information

In April 2026, the Company entered into a Master Services Agreement with GTL Media Inc. dba GameScribes, to provide quality-assurance testing services for the Company’s AI workflows and website. Philippe Erwin, our President and a member of our Board of Directors, is the majority owner, CEO and a board member of GameScribes. Mr. Erwin recused himself from the initial discussions and negotiations of the agreement. The administration, oversight, and day-to-day management of the relationship between the Company and GameScribes are handled by other officers of the Company, and Mr. Erwin has likewise recused himself from all operational involvement with the agreement. The Company believes the terms of the agreement are fair and reasonable to the Company. The Company paid GameScribes a total of $15,000 during the six-month period ended June 30, 2026. A copy of the agreement is filed as an exhibit to this Report.

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Item 3. Financial Statements

CLOUDHANDS, INC.

CONDENSED BALANCE SHEETS

(unaudited)

	June 30,	December 31,
	2026	2025
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,971,080	$6,280,244
Prepaid expenses	31,187	26,955
Total current assets	5,002,267	6,307,199

Fixed assets, net	25,067	30,077
Software development costs	1,749,360	1,296,763
Right-to-use asset – operating lease	261,877	327,346
Cryptocurrency, net	9,366	13,875
Other assets	24,431	24,431
Total other assets	2,070,101	1,692,492
Total Assets	$7,072,368	$7,999,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,353	$56,249
Other current liabilities	63,905	90,644
Right to use liability – operating - current	148,957	142,719
Total Current Liabilities	246,215	289,612

Right to use liability – operating – long-term	162,238	237,461
Total Liabilities	408,453	527,073

SHAREHOLDERS’ EQUITY

Common stock, $0.001 par value; 250,000,000 shares authorized at June 30, 2026 and December 31, 2025; 193,450,375 issued and outstanding as of June 30, 2026 and December 31, 2025	193,450	193,450
Additional paid in capital	39,715,084	39,715,084
Accumulated deficit	(33,244,619)	(32,435,916)
Total Shareholders’ Equity	6,663,915	7,472,618

Total Liabilities and Shareholders’ Equity	$7,072,368	$7,999,691

See accompanying notes to unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30,

(unaudited)

	2026	2025

Revenues	$1,275	$-
Cost of goods sold	830	-
Gross profit	445	-

Operating expenses:
General and administrative	879,117	1,070,566
Sales and marketing	348	50,014
Total operating expenses	879,465	1,120,580

Net operating loss	(879,020)	(1,120,580)

Other income (expense), net	70,317	136,684
Loss before taxes	(808,703)	(983,896)
Tax provision (benefit)	-	-

Net loss	$(808,703)	$(983,896)

Total comprehensive loss	$(808,703)	$(983,896)

Net loss per share: basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding: basic and diluted	193,450,375	193,450,375

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2026 and 2025

(unaudited)

	Common Stock		Additional Paid-In	Accumulated	Total Shareholder
	# of shares	$	Capital	Deficit	Equity
Balance as of December 31, 2025	193,450,375	$193,450	$39,715,084	$(32,435,916)	$7,472,618
Net loss	-	-	-	(808,703)	(808,703)
Balance as of June 30, 2026	193,450,375	$193,450	$39,715,084	$(33,244,619)	$6,663,915

Balance as of December 31, 2024	193,450,375	$193,450	$39,713,932	$(30,146,888)	$9,760,494
Net loss	-	-	-	(983,896)	(983,986)
Balance as of June 30, 2025	193,450,375	$193,450	$39,713,932	$(31,130,464)	$8,776,918

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30,

(unaudited)

	2026	2025
Net cash used in operating activities	$(923,633)	$(644,688)
Net cash used in investing activities	(385,531)	(806,087)
Net cash used in financing activities	-	-
Net decrease in cash	(1,309,164)	(1,450,765)
Cash and cash equivalents at beginning of period	6,280,244	9,572,491
Cash and cash equivalents at end of period	$4,971,080	$8,121,726

Supplemental cash flow information:
Cash paid for interest	$7,031	$-
Cash paid for income taxes	$-	$-

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Unaudited

For Six Month Period Ended June 30, 2026 and 2025

NOTE 1 – NATURE OF OPERATIONS

Cloudhands, Inc. (formerly Robot Cache US Inc.) is developing AI-assisted consumer experiences that help individuals honor, celebrate, and emotionally connect with their ancestors and heritage. The Company operates its ancestry-focused product under the DBA MyFamilyStory, which provides guided AI workflows that transform user-supplied genealogical or biographical information into narrative videos, multimedia tributes, and other emotionally meaningful content.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and the presentation requirements applicable to financial statements included in Form 1-SA. Accordingly, the accompanying statements do not include all information and disclosures required for complete annual financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the interim periods presented have been included.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include capitalized software development costs, impairment of long-lived assets, valuation of cryptocurrency holdings, valuation of equity-based compensation, and contingencies. Actual results may differ materially from those estimates.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries in which the Company operates. Factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

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Capitalized Software Development Costs

The Company capitalizes certain costs incurred in connection with the development of internal-use software for the Company’s platform in accordance with ASC 350-40, Internal-Use Software. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Once technological feasibility is established and the application development stage begins, qualifying internal payroll costs and third-party development costs are capitalized.

Capitalized development costs relate primarily to development of the Company’s platform and include:

●	direct payroll and payroll-related costs for employees involved in development
●	payments to third-party developers

Capitalized software development costs are included within long-term assets and will be amortized on a straight-line basis over the estimated useful life of the related software once the Company’s platform is placed into service.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful life of three years using the straight-line method. Leasehold improvements are depreciated at the lesser of the useful life of the asset or the lease term. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in income.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

At June 30, 2026 and December 31, 2025, the Company’s financial instruments include U.S. government money market funds. The carrying amount of these items approximate their fair value due to the short-term maturities of these instruments.

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Leases

The Company accounts for leases in accordance with ASC 842, Lease, which requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheets. The Company determines whether an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Because the Company’s leases generally do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. Right-of-use assets also include any prepaid lease payments and initial direct costs and are reduced by lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize on the balance sheet leases with an initial term of 12 months or less and recognizes expense for such leases on a straight-line basis over the lease term. The Company also elected, where applicable, to combine lease and non-lease components.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, Topic 606 (“ASC 606”), Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company expects to generate revenue primarily from:

●	subscription access to the Company’s platform, and
●	purchase of prepaid Credits for future usage of services on the Company’s platform

Revenue for the six-month period ended June 30, 2026, was $1,275 compared to zero for the corresponding period in 2025. The revenue came from a limited launch of the Company’s platform for market testing purposes.

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Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were approximately $348 and $50,014 for the period ended June 30, 2026 and 2025, respectively.

Per Share Information

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year, increased by the potentially dilutive common shares that were outstanding during the year. Dilutive securities include stock options and warrants. The weighted average number of common stock equivalents is not included in diluted income (loss) per share, because the effects are anti-dilutive.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosure requirements. For entities other than public business entities, the standard is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company adopted ASU 2023-09 during the period ended June 30, 2026. The adoption did not have a material effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – CAPITALIZED SOFTWARE DEVELOPMENT COST

During the six-month period ended June 30, 2026, the Company capitalized approximately $453,000 of costs associated with development of the Company’s platform and related technology. As of June 30, 2026, the Company had not placed any capitalized software costs into service and accordingly had not recorded any amortization expense for the periods ended June 30, 2026 or 2025.

Capitalized software development costs will be amortized on a straight-line basis over the estimated useful life of the software once the Company’s platform is placed into service. Management also evaluates capitalized software development costs for impairment when events or changes in circumstances indicate the asset may not be recoverable.

NOTE 4 – CRYPTOCURRENCIES

Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Under this guidance, in-scope crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in earnings. Crypto assets are presented within Cryptocurrency, net in the balance sheets. Crypto assets received by the Company as noncash consideration for validation services were recorded at fair value upon receipt. Gains and losses on remeasurement and disposition of crypto assets are included in other income (expense) in the statements of operations. The Company uses the first-in, first-out method to determine the cost basis of crypto assets sold. As of June 30, 2026, the Company held 0.15858759 units of Bitcoin with a fair value of $9,366 and no other crypto assets. As of June 30, 2026, the Bitcoin balance was included within Cryptocurrency on the balance sheet, and there were no restrictions on sale of the Bitcoin.

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NOTE 5 – INCOME TAX PROVISION

The Company accounts for income taxes under ASC 740. The Company has generated cumulative losses and maintains a full valuation allowance against its net deferred tax assets because management has concluded that it is more likely than not that the deferred tax assets will not be realized.

For the six months ended June 30, 2026 and 2025, the Company recognized no income tax expense or benefit. There were no material changes in the Company’s deferred tax assets, valuation allowance, uncertain tax positions, or tax contingencies during the six months ended June 30, 2026.

The Company’s conclusions regarding the realizability of its deferred tax assets and the related valuation allowance were unchanged from December 31, 2025.

NOTE 6 – LEASES

The Company leases corporate office space under an operating lease agreement expiring on June 30, 2028. The Company recognizes a right-of-use (“ROU”) asset and corresponding operating lease liability for leases with terms greater than 12 months. Operating lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2026, the Company had an operating lease ROU asset of approximately $262,000, current operating lease liabilities of approximately $149,000, and noncurrent operating lease liabilities of approximately $162000. Total operating lease liabilities were approximately $311,000. As of such date, the weighted-average remaining lease term was 2.0 years and the weighted-average discount rate was 4.0%.

The monthly commitment of the Company under the lease arrangement is approximately $13,000 per month through June 30, 2027 and approximately $14,000 from July 1, 2027 through June 30, 2028. Operating lease cost for the six-month period ended June 30, 2026 was approximately $76,000.

The Company’s future lease commitments and other significant terms of the lease arrangement have not materially changed from those disclosed in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025.

NOTE 7 – CONTINGENCIES

As of June 30, 2026, the Company was not party to any material pending legal proceedings and had not recorded any material accruals related to loss contingencies.

NOTE 8 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock with a par value of $0.001 per share.

As of June 30, 2026 and December 31, 2025, the Company had 193,450,375 shares of common stock issued and outstanding.

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NOTE 9 – STOCK-BASED COMPENSATION

Stock Options

The Company adopted the 2022 Equity Incentive Plan (the “Plan”) to provide for the issuance of incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), and other stock awards to directors, officers, employees, and non-employees.

ISOs are granted with an exercise price equal to the estimated fair market value of the Company’s common stock on the date of grant, as determined by an independent third-party valuation performed in accordance with Section 409A of the Internal Revenue Code. ISOs granted to employees who hold more than 10% of the Company’s voting power have an exercise price equal to 110% of the estimated fair market value on the date of grant.

Stock options granted under the Plan generally vest over a four-year period.

At December 31, 2025, 870,000 stock options were outstanding at a weighted-average exercise price of $0.03 per share. During the six months ended June 30, 2026, all stock options outstanding at December 31, 2025 were cancelled following the termination of the applicable employees and service providers.

No stock options were granted or exercised during the six months ended June 30, 2026. Accordingly, no stock options were outstanding or exercisable as of June 30, 2026.

Stock option activity for the six months ended June 30, 2026 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)

Outstanding at December 31, 2025	870,000	$0.03	-
Granted	-	-	-
Exercised	-	-	-
Cancelled / Forfeited / Expired	(870,000)	$0.03	-
Outstanding at June 30, 2026	-	-	-

As of June 30, 2026, 945,000 shares remained available for future issuance under the Company’s equity incentive plan.

Warrants

As of June 30, 2026, the Company had 48,481,023 warrants outstanding to purchase shares of common stock.

These warrants were issued in connection with the Company’s 2021 financing. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $1.00 per share.

There were no warrants issued, exercised, forfeited, cancelled or modified during the six months ended June 30, 2026. There were no material changes to the terms or classification of the warrants during the period.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis. Due to continuing net losses and cash flow used in operations, Management has evaluated whether conditions or events raise substantial doubt about the Company’s ability to continue as a going concern for the period required by applicable accounting guidance and concluded that substantial doubt has been alleviated due to sufficient funds on hand to fund operations for a period in excess of 12 months from the issuance date of these financial statements.

NOTE 11 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 21, 2026, the date the financial statements were available to be issued. Based on this evaluation no additional material events were identified which require adjustment or disclosure in the financial statements.

In July 2026, the Company launched a limited version of MyFamilyStory.com featuring its Bring Your Ancestor to Life workflow, offering the product at a fixed price to test consumer reaction.

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Item 4. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (filed August 26, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (filed June 22, 2022) to Certificate of Incorporation**
2.4	Certificate of Amendment (filed March 17, 2025) to Certificate of Incorporation***
2.5	Bylaws**
4.1	Form of Subscription Agreement for Shares in the 2023 Offering**
4.2	Form of Subscription Agreement for Units in the 2021 Offering*
6.1	Consulting Agreement (Philippe Erwin)*
6.2	Consulting Agreement (Keven Baxter)***
6.3	Patent Assignment (Mark Phillip Caldwell)*
6.4	Armor Games Share Purchase Agreement*
6.5	Advisor Agreement with Brian Robertson*
6.6	Platform Services Agreement with Republic Core LLC**
6.7	2022 Equity Incentive Plan**
6.8	Services Agreement with StartEngine CrowdFunding, Inc.**
6.9	Technology Standard License Agreement with DACS Laboratories GmbH**
6.10	Agreement with Advanced Micro Devices, Inc.**
6.11	Agreement with LedgerZ Holdings with respect to Chinese developer community**
6.12	Real property lease with San Diego UTC Holdings LLC**
6.13	Real property sublease with Biora Therapeutics**
6.14	Loan Agreement with StartEngine Primary LLC**
6.15	Real Property Lease with 4370 La Jolla Village LLC***
6.16	First Amendment to Real Property Lease with San Diego UTC Holdings LLC***
6.17	Form of Master Services Agreement with GTL Media Inc. dba GameScribe (portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K)
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**

* Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.

** Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.

*** Previously filed as an exhibit to Cloudhands Inc.’s Form 1-K for the year ended December 31, 2025, filed on April 30, 2026, and incorporated herein by reference. (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315226020109/partii.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 28, 2026.

CLOUDHANDS, INC.

By:	/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below on September 28, 2026 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

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